UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2014

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date August 15, 2014	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

CONNECTED TRANSACTION

THE AGREEMENT

On 15 August 2014, the Purchaser entered into the Agreement with Eastern Tourism, pursuant to which the Purchaser agreed to purchase and Eastern Tourism agreed to sell the Sale Interest at the Consideration, upon and subject to the terms and conditions set out therein.

Upon completion of the Acquisition, Shanghai Dongmei will become a wholly-owned subsidiary of the Purchaser.

LISTING RULES IMPLICATIONS

Eastern Tourism is a wholly-owned subsidiary of CEA Holding, which in turn is a substantial shareholder of the Company. Eastern Tourism is thus a connected person of the Company. Therefore, the Acquisition of the Sale Interest by the Purchaser from Eastern Tourism constitutes a connected transaction of the Company.

The relevant applicable percentage ratios set out in the Listing Rules in respect of the Acquisition are less than 5% but more than 0.1%. The Acquisition is subject to reporting and announcement requirements, but is exempt from the circular and approval by the independent shareholders of the Company.

THE AGREEMENT

On 15 August 2014, the Purchaser entered into the Agreement with Eastern Tourism, pursuant to which the Purchaser agreed to purchase and Eastern Tourism agreed to sell the Sale Interest at the Consideration, upon and subject to the terms and conditions set out therein.

Upon completion of the Acquisition, Shanghai Dongmei will become a wholly-owned subsidiary of the Purchaser.

Consideration

Pursuant to the Agreement, the Purchaser will pay Eastern Tourism the Consideration in cash. The Consideration will be funded from the Company’s internal resources.

The Consideration was determined based on the appraised value of the net assets of Shanghai Dongmei (being RMB44,134,700 as at 31 October 2013) as set out in the Valuation Report prepared using the assets-based approach.

The audited net profits (or losses) before and after taxation and extraordinary items of Shanghai Dongmei for the two financial years ended 31 December 2012 and 2013 respectively were as follows:

	Year ended 31 December
	2013	2012
	(RMB)	(RMB)

Net profit (loss) before taxation and extraordinary items	–4,248,374.61	–12,135,904.32

Net profit (loss) after taxation and extraordinary items	–5,949,044.25	–12,326,611.65

The book value of the net assets of Shanghai Dongmei as at 31 October 2013 as stated in the Valuation Report was RMB44,156,300. The book value of the net assets of Shanghai Dongmei as at 31 December 2013 prepared based on PRC accounting standards was RMB44,624,368.

Completion

Eastern Tourism shall transfer the Sale Interest to the Purchaser after the execution of the

Agreement.

The Agreement will become effective upon the execution of the Agreement by the authorised representatives of the parties under its respective special seal for contractual uses. The Purchaser shall pay the Consideration in cash on a one-off basis within one year from the effective date of the Agreement.

Upon completion of the Acquisition, Shanghai Dongmei will become a wholly-owned subsidiary of the Purchaser.

INFORMATION ABOUT THE PARTIES

The Company is principally engaged in the business of civil aviation.

The Purchaser is principally engaged in the business of domestic tourism, cross-province passenger transportation, inbound and outbound tourism, tourist handicraft, travelling consultation, office supplies, computers, general merchandise, arts and crafts and accessories, motorcycles and automated bicycles, and textiles.

Eastern Tourism is principally engaged in the business of hotel management, tourist spots development, technology consultation, etc..

Shanghai Dongmei is principally engaged in the business of sales agency of domestic and international air passenger transportation, tourism information services, hotel reservation services, exhibition services, conference services, international air cargo transportation agency services and freight transportation agency services, etc..

REASONS FOR ENTERING INTO THE ACQUISITION AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

The purpose of the Acquisition is to realise the economies of scale of the Group’s tourism ticket business and increase its comprehensive competiveness.

The terms and conditions of the Acquisition were agreed after arm’s length negotiations between the parties. The Directors (including the independent non-executive Directors) are of the view that the Acquisition is on normal commercial terms, and that the terms of the Acquisition are fair and reasonable and in the interests of the Company and its shareholders as a whole.

LISTING RULES IMPLICATIONS

Eastern Tourism is a wholly-owned subsidiary of CEA Holding, which in turn is a substantial shareholder of the Company. Eastern Tourism is thus a connected person of the Company. Therefore, the Acquisition of the Sale Interest by the Purchaser from Eastern Tourism constitutes a connected transaction of the Company.

The relevant applicable percentage ratios set out in the Listing Rules in respect of the Acquisition are less than 5% but more than 0.1%. The Acquisition is subject to reporting and announcement requirements, but is exempt from the circular and approval by the independent shareholders of the Company.

The resolution regarding the Acquisition has been passed at the regular meeting of the Board. As Mr. Liu Shaoyong (a Director and the chairman of the Company), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director) are members of the senior management of CEA Holding, they may be regarded as having a material interest in the Acquisition. As such, they have abstained from voting at the meeting of the Board convened for the purpose of approving the Acquisition. Save as aforesaid, none of the Directors has any material interests in the Acquisition.

Reference is made to the announcement of the Company dated 30 August 2013 regarding, among others, the provision of agency services for sale of air tickets and complementary services required in the daily airline operations and civil aviation business of the Group by Shanghai Dongmei and its s ubsidiaries to the Group from time to time (the “Sales Agency Services Transactions”). Upon completion of the Acquisition, Shanghai Dongmei will no longer be a connected person of the Company and thus the Sales Agency Services Transactions will no longer be continuing connected transactions of the Company.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“Acquisition”	means the acquisition of the Sale Interest by the Purchaser from Eastern Tourism pursuant to the Agreement;

“Agreement”	means the agreement dated 15 August 2014 entered into between the Purchaser and Eastern Tourism regarding the Acquisition;

“Board”	means the board of directors of the Company;

“CEA Holding”	means 中 國 東方 航 空 集 團 公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 64.35% of its issued share capital as at the date of this announcement;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Consideration”	means the consideration for the Acquisition (being RMB32,147,700 payable by the Purchaser to Eastern Tourism pursuant to the Agreement);

“Directors”	means the directors of the Company;

“Eastern Tourism”	means 東航旅業投 資（ 集 團 ）有限公司 (Eastern Air Tourism Investment (Group) Co., Ltd), which is a wholly-owned subsidiary of CEA Holding as at the date of this announcement;

“Group”	means the Company and its subsidiaries;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“PRC Valuer”	means 北京天健興業資產評估有限公司 (Pan-China Assets Appraisal Co., Ltd.), an independent third party valuer;

“Purchaser”	means 上海航空國際旅 遊（集 團）有限公司 (Shanghai Airlines Tours, International (Group) Co., Ltd.), which is a wholly-owned subsidiary of the Company as at the date of this announcement;

“RMB”	means renminbi, the lawful currency of the PRC;

“Sale Interest”	means 72.84% of the issued share capital of Shanghai Dongmei held by Eastern Tourism;

“Shanghai Dongmei”	means 上海東美航空旅遊有限公司 (Shanghai Dongmei Air Travel Co., Ltd.), which is held as to 72.84% by Eastern Tourism and 27.16% by the Company as at the date of this announcement;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited; and

“Valuation Report”	means the valuation report prepared by the PRC Valuer in respect of the total assets and liabilities of Shanghai Dongmei as at 31 October 2013.

By order of the Board

中國東方航空股份有限公司

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

As at the date of this announcement, the Directors are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)
Ma Weihua	(Independent non-executive Director)

Shanghai, the PRC

15 August 2014

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